03002363

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 207

VF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-51390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade-PMR, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6777 West Newberry Road
(No. and Street)

Gainesville, (City) Florida (State) 32605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cristopher M. Baldwin 352-332-1938 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purvis, Gray and Company
(Name – *if individual, state last, first, middle name*)

222 N.E. 1st Street (Address) Gainesville, (City) Florida (State) 32601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cristopher M. Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade-PMR, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALACHUA, FL

CHARLES O. JORDAN
STATE OF FLORIDA NOTARY PUBLIC
My Comm Exp. 6/2/2003
No. CC 842597
[X] Personally Known [ ] Other I.D.

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

TRADE-PMR, INC.
GAINESVILLE, FLORIDA
DECEMBER 31, 2002

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

TRADE-PMR, INC.
GAINESVILLE, FLORIDA
DECEMBER 31, 2002

CONTENTS

Purvis Gray & Company

INDEPENDENT AUDITORS' REPORTS

Board of Directors
Trade-PMR, Inc.
Gainesville, Florida

We have audited the accompanying statements of financial condition of Trade-PMR, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years ended December 31, 2002 and 2001. Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, these financial statements are the responsibility of Trade PMR, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2002 and 2001, and the results of its operations, cash flows and liabilities subordinated to claims of creditors for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 22, 2003
Gainesville, Florida

Purvis, Gray and Company

Certified Public Accountants
* P.O. Box 23999 • 222 N.E. 1st Street • Gainesville, Florida 32602 • (352) 378-2461 • FAX (352) 378-2505
Laurel Ridge Professional Center • 2347 S.E. 17th Street • Ocala, Florida 34471 • (352) 732-3872 • FAX (352) 732-0542
443 East College Avenue • Tallahassee, Florida 32301 • (850) 224-7144 • FAX (850) 224-1762
1727 2nd Street • Sarasota, Florida 34236 • (941) 365-3774 • FAX (941) 365-0238
MEMBERS OF AMERICAN AND FLORIDA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS PRIVATE COMPANIES AND S.E.C. PRACTICE SECTIONS

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

ASSETS

	2002	2001
Assets		
Cash	$ 4,467	$ 14,809
Accounts Receivable, Less Allowance for Doubtful Accounts $0 and $1,100	1,220	4,389
Prepaid Expenses	7,286	7,148
Security Deposit	35,000	35,000
Rental Deposit	2,518	2,518
Deferred Income Tax Asset, Less Allowance of $91,756 and $77,953	0	0
Property, Plant and Equipment (Net of Accumulated Depreciation of $68,477 and $40,900	43,050	70,627
Receivable From Clearing Organization	11,454	0
Total Assets	104,995	134,491

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities		
Accounts Payable and Accrued Expenses	9,762	13,631
Lease Payable	536	2,375
Payable to Clearing Organization	0	515
Total Liabilities	10,298	16,521
Stockholders' Equity		
Class A Common Stock - $.01 Par Value, 10,000 Shares Authorized, 1,665 and 1,655 Shares Issued and 1,620 and 1,655 Outstanding, 45 Shares in Treasury at Cost	16	17
Additional Paid-In Capital	559,188	509,355
Retained Earnings (Deficit)	(464,507)	(391,402)
Total Stockholders' Equity	94,697	117,970
Total Liabilities and Stockholders' Equity	$ 104,995	$ 134,491

See accompanying notes.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

	2002	2001
Revenue		
Commissions	$ 181,173	$ 179,474
Rebate Income	11,825	0
Interest Income	572	3,385
Other Income	18,937	24,190
Total Revenue	212,507	207,049
Expenses		
Employee Compensation and Benefits	68,275	99,831
Clearing Fees	93,564	98,411
Interest Expense	1,140	1,469
Advertising	1,620	8,048
Bad Debt Expense	1,162	3,000
Commissions	105	2,952
Consulting	0	1,000
Dues and Subscriptions	64,905	26,683
Equipment Rental	284	26,199
Occupancy	2,176	31,425
Depreciation	27,577	27,419
Education	136	928
Licenses and Permits	9,212	8,270
Loss on Disposal of Fixed Assets	0	676
Miscellaneous	56	51
Office and Bank Charges	5,341	36,027
Professional Fees	8,033	6,337
Repairs and Maintenance	372	0
Travel	1,654	3,459
(Total Expenses)	(285,612)	(382,185)
Net Income (Loss) Before Income Taxes	(73,105)	(175,136)
Provision for Income Taxes	0	(42,950)
Net Income (Loss)	$ (73,105)	$ (218,086)

See accompanying notes.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

	Common Stock Subscriptions		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2002	1,615	$ 16	$ 309,356	$ (173,316)	$ 136,056
Sale of Common Stock	40	1	199,999	0	200,000
Net Income (Loss)	0	0	0	(218,086)	(218,086)
Balance, December 31, 2002	1,655	17	509,355	(391,402)	117,970
Sale of Common Stock	10	0	49,833	0	49,833
Reacquired Treasury Stock	(45)	(1)	0	0	(1)
Net Income (Loss)	0	0	0	(73,105)	(73,105)
Balance, December 31, 2002	1,620	$ 16	$ 559,188	$ (464,507)	$ 94,697

See accompanying notes.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

	2002	2001
Cash Flows From Operating Activities		
Net Income (Loss)	$ (73,105)	$ (218,086)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:		
Depreciation	27,577	27,419
Provision for Uncollectible Accounts Receivable	1,162	3,000
Provision for Valuation Allowance on Deferred Income Tax	0	77,953
Loss (Gain) on Disposal of Fixed Assets	0	676
Changes in Assets - Decrease (Increase) and Liabilities - Increase (Decrease):		
Accounts Receivable	2,007	(5,989)
Receivable From Clearing Organization	(11,454)	155
Payroll Taxes Receivable	0	144
Deferred Income Tax Asset	0	(35,003)
Accounts Payable and Accrued Expenses	(3,869)	1,583
Payable to Clearing Organization	(515)	515
Prepaid Expenses	(138)	(287)
Net Cash Provided By (Used In) Operating Activities	(58,335)	(147,920)
Cash Flows From Investing Activities		
Purchase of Equipment	0	(54,740)
Cash Flows From Financing Activities		
Common Stock Subscriptions	49,833	200,000
Reacquired Treasury Stock	(1)	0
Principal Payments - Capital Lease	(1,839)	(2,803)
Net Cash Provided By (Used In) Financing Activities	47,993	197,197
Net Increase (Decrease) in Cash	(10,342)	(5,463)
Cash, Beginning of Year	14,809	20,272
Cash, End of Year	$ 4,467	$ 14,809
Supplemental Disclosures		
Interest Paid	$ 1,140	$ 1,469

See accompanying notes.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Not applicable. Trade-PMR, Inc. does not have any subordinated liabilities at December 31, 2002 and 2001.

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Note 1 - Summary of Significant Accounting Policies

Reporting Entity
Trade-PMR, Inc. is a Florida corporation formed on October 30, 1998. Trade-PMR, Inc. is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As an introducing broker, Trade-PMR, Inc. accepts customer orders but elects to clear the orders through another broker who actually processes the order for a portion of the trade commission fee. Trade-PMR, Inc. provides on-line brokering services for investment advisors and individuals.

Cash and Cash Equivalents
For purposes of reporting cash flows, Trade-PMR, Inc. considers all temporary cash investments with original maturities of three months or less to be cash and cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred.

Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets. Depreciation expenses for the years ended December 31, 2002 and 2001, were $27,577 and $27,419, respectively.

Income Taxes
Trade-PMR, Inc. uses the asset and liability method of accounting for income taxes as required by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 (FASB No. 109), *Accounting for Income Taxes*. FASB No. 109 requires the use of the "asset and liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income that is taxable for federal and state income reporting purposes. As of December 31, 2002 and 2001, Trade-PMR, Inc. has an estimated deferred tax asset of $91,756 and $77,953, respectively. This asset results from two timing differences - $16,017 of start-up expenditures that have been expensed for financial reporting purposes but are being amortized over five years for income tax reporting purposes, and $462,635 and $387,926 of cumulative income tax net operating loss carryovers unused as of December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, Trade-PMR, Inc. has a valuation allowance of $91,756 and $77,953 recorded. Therefore, Trade-PMR, Inc. recognized a deferred income tax benefit (expense) of $0 and $(42,950) for the years ended December 31, 2002 and 2001, respectively.

The unused net operating loss is available to offset future taxable income of Trade-PMR, Inc. until and including its year ending December 31, 2022.

Note 1 - Summary of Significant Accounting Policies *(Concluded)*

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Cash Flow

Trade-PMR, Inc. continues to experience operating losses and net cash deficits from operations. Management has formulated a 2003 operating budget that, if achieved, will grant sufficient cash flow to fund Trade-PMR, Inc.'s operations through the year ending December 31, 2003. In addition, management has received a nonbinding written commitment from a related party to fund any operating losses incurred by Trade-PMR, Inc. through the year ending December 31, 2003.

Note 3 - Security Deposit

Trade-PMR, Inc. entered into an agreement with SAL Financial Services, Inc. to act as Trade-PMR, Inc.'s clearing broker. The agreement required an initial clearing deposit for $35,000. The balances at December 31, 2002 and 2001, were $35,000.

Note 4 - Leases Payable

Trade-PMR, Inc. has entered into a number of capital leases for computer and other office equipment. The following is a schedule of the balances due at December 31, 2002 and 2001, and the future minimum lease payments as of December 31, 2002:

	2002	2001
Lease Payable to Dell Financial Services, Inc. for Computers, With Monthly Payments of $203 Including Interest at a Rate of 32.30%, Ends in June 2002	$ 0	$ 1,282
Lease Payable to Dell Financial Services, Inc. for Computers, With Monthly Payments of $58 Including Interest at a Rate of 15.82%, Ends in September 2003	536	1,093
Total	$ 536	$ 2,375

Year	Interest	Principal	Total
2003	$ 40	$ 536	$ 576

Note 4 - Leases Payable *(Concluded)*

Following is a schedule of assets under capital lease:

	2002	2001
Computers and Office Equipment	$ 6,294	$ 6,294
(Accumulated Depreciation)	(4,023)	(2,764)
Net Carrying Amount	$ 2,271	$ 3,530

Note 5 - Related Party Transactions

Under an expense agreement, Portfolio Management & Research, an investment advisory corporation, owned by a majority of shareholders who also own the majority of Trade-PMR, Inc., agrees to pay some of Trade-PMR, Inc.'s expenses. These expenses may include, but are not necessarily limited to, rent, utilities, payroll, insurance, and other operating expenses. Under the terms of this contract, Trade-PMR, Inc. is not required to repay Portfolio Management & Research; accordingly, no payable has been recorded. The expenses Trade-PMR, Inc. elects to pay may vary from year-to-year based on management's decisions and are not necessarily comparable from year-to-year. For the years ended December 31, 2002 and 2001, Portfolio Management & Research paid $47,447 and $15,001 of costs related to Trade-PMR operations which are not reported in the accompanying financial statements.

In addition, Trade-PMR, Inc. provided brokerage services to Portfolio Management & Research's clients.

Note 6 - Net Capital Requirements

Trade-PMR, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Trade-PMR, Inc. is also subject to the National Association of Securities Dealers minimum requirements, which require that Trade-PMR, Inc. maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002 and 2001, Schedules I showed Trade-PMR, Inc. had computations of net capital of $41,842 and $36,513, which were $36,842 and $31,513 in excess of its required capital of $5,000, respectively. Trade-PMR, Inc.'s net capital ratios were .2461 to 1 and .4059 to 1.

REQUIRED SUPPLEMENTARY INFORMATION

SCHEDULES I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

December 31, 2002

Net Capital		$ 94,697
Deductions and/or Charges		
Nonallowable Assets:		
Furniture and Equipment, Net	$ 43,050	
Other Assets	9,805	(52,855)
Net Capital		$ 41,842
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 686
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		$ 5,000
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 36,842
Excess Net Capital at 1000%		$ 40,812
Computation of Aggregate Indebtedness		
Total Allowable Liabilities From Statement of Financial Condition		$ 10,298
Drafts for Immediate Credit		0
Market Value of Securities Borrowed for Which No Equivalent is Paid or Credited		0
Other Unrecorded Amounts		0
Total Aggregate Indebtedness		$ 10,298
Percentage of Aggregate Indebtedness to Net Capital		24.61 %
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)		.2461 to 1 %
Reconciliation With Trade-PMR, Inc.'s Computation		
Net Capital, as Reported in Trade-PMR, Inc.'s Part IIA (Unaudited) FOCUS Report		$ 41,842
Audit Adjustments to Adjust Nonallowable Assets		0
Other Audit Adjustments (Net)		0
Net Capital Per Above		$ 41,842

SCHEDULES I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA
(Concluded)

December 31, 2001

Net Capital		$ 116,724
Deductions and/or Charges		
Nonallowable Assets:		
Furniture and Equipment, Net	$ 69,441	
Receivables From Noncustomers	1,103	
Other Assets	9,667	(80,211)
Net Capital		$ 36,513
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 988
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		$ 5,000
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 31,513
Excess Net Capital at 1000%		$ 35,031
Computation of Aggregate Indebtedness		
Total Allowable Liabilities From Statement of Financial Condition		$ 14,819
Drafts For Immediate Credit		0
Market Value of Securities Borrowed For Which No Equivalent is Paid or Credited		0
Other Unrecorded Amounts		0
Total Aggregate Indebtedness		$ 14,819
Percentage of Aggregate Indebtedness to Net Capital		40.59 %
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)		.4059 to 1 %
Reconciliation With Trade-PMR, Inc.'s Computation		
Net Capital, as Reported in Trade-PMR, Inc.'s Part IIA (Unaudited) FOCUS Report		$ 36,765
Audit Adjustments to Adjust Nonallowable Assets		(5,892)
Other Audit Adjustments (Net)		5,640
Net Capital Per Above		$ 36,513

SCHEDULES II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Trade-PMR, Inc. is exempt from these requirements under Rule 15c3-3(k)(2)(ii).

SCHEDULES III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Trade-PMR, Inc. is exempt from these requirements under Rule 15c3-3(k)(2)(ii).

SCHEDULES IV
SCHEDULES OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2002 AND 2001
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Trade-PMR, Inc. is exempt from these requirements under Rule 15c3-3(k)(2)(ii).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Trade-PMR, Inc.
Gainesville, Florida

In planning and performing our audits of the financial statements and supplemental schedules of Trade-PMR, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Trade-PMR, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Trade-PMR, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Trade-PMR, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Trade-PMR, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Trade-PMR, Inc. has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
P.O. Box 23999 • 222 N.E. 1st Street • Gainesville, Florida 32602 • (352) 378-2461 • FAX (352) 378-2505
Laurel Ridge Professional Center • 2347 S.E. 17th Street • Ocala, Florida 34471 • (352) 732-3872 • FAX (352) 732-0542
443 East College Avenue • Tallahassee, Florida 32301 • (850) 224-7144 • FAX (850) 224-1762
1727 2nd Street • Sarasota, Florida 34236 • (941) 365-3774 • FAX (941) 365-0238
MEMBERS OF AMERICAN AND FLORIDA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS PRIVATE COMPANIES AND S.E.C. PRACTICE SECTIONS

Board of Directors
Trade-PMR, Inc.
Gainesville, Florida

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(Concluded)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Trade-PMR, Inc.'s practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 22, 2003
Gainesville, Florida

Purvis, Gray and Company